September 15, 2005

By Facsimile ((617) 542-2241) and U.S. Mail

Michael L. Fantozzi, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA  02111

	Re:	Fastclick, Inc.
		Schedule 14D-9/A filed September 8, 2005
		File No. 005-80942

Dear Mr. Fantozzi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

Publicly Traded Comparable Company Analysis, page 20
1. We reissue prior comment 13 which requested the inclusion of data underlying the analysis results for all analyses conducted by Thomas
Weisel Partners in this statement. Please tell us your basis for not providing this disclosure. In addition, please disclose the substance of your response to comment 13 that explains the meaning and significance of using the first and third quartile in the financial advisor`s analyses and explains the financial advisor`s performance of its analyses. Alternatively, please advise us why such information is not required pursuant to Item 1011(b) of Regulation M-A.
2. We note your response to prior comment 14. Please confirm that you have provided a description of all material analyses and examinations conducted by your financial advisor. In addition, revise to disclose the substance of your response as it relates to the weight the financial advisor put on different analysis and results. As currently drafted, this section does not provide readers an indication that your financial advisor placed significantly more weight on the analyses (or portions thereof) that resulted in ratios that appeared favorable compared to the exchange ratio of the instant transaction. Alternatively, please advise us why such information is not required pursuant to Item 1011(b) of Regulation M-A.

Closing Information

      As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,




						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers & Acquisitions

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Richard R. Kelly, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
September 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE